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File No. 064142-0005

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mark Brunhofer, Senior Accounting Examiner
Jim Rosenberg, Senior Assistant Chief Accountant
Irene Paik, Attorney Advisor
Joseph McCann, Staff Attorney

Re:     Satsuma Pharmaceuticals, Inc.

 Registration Statement Form S-1 (File No. 333-233347)

 Filed on August 16, 2019

 CIK No. 0001692830

Ladies and Gentlemen:

On behalf of Satsuma Pharmaceuticals, Inc. (the “Company” or “Satsuma”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was originally filed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 16th, 2019. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on August 26, 2019 from the Staff. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

September 3, 2019

Registration Statement on Form S-1 filed August 16, 2019

Prospectus Summary

Overview, page 1

1.

We note your revised disclosure in response to our prior comment 1 that DHE exposure following STS101 administration was “similar to or greater than DHE exposures reported with other dosage forms.” Please further revise this sentence to clarify that the “other dosage forms” you refer to only include Migranal DHE mesylate liquid nasal spray, DHE mesylate IM injection and DHE administered via pulmonary inhalation (MAP0004). In this regard, we note that you did not compare drug exposure levels of STS101 with IV delivery of DHE.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 88 and 95 of Amendment No. 1. The Company respectfully further advises the Staff that the sentence that immediately precedes each such revision provides a comparison of the drug exposure of Migranal DHE mesylate liquid nasal spray and STS101.

* * *

September 3, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	John Kollins, Satsuma Pharmaceuticals, Inc.
Tom O’Neil, Satsuma Pharmaceuticals, Inc.
Alan Mendelson, Latham & Watkins LLP
Miles Jennings, Latham & Watkins LLP
Kenn Guernsey, Cooley LLP
Sean Clayton, Cooley LLP